Exhibit 99.5

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. (Continued and to be signed on the reverse side) Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. May 31, 2023 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 19, 2023. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 31, 2023 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 053123 ORDINARY RESOLUTIONS 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independ-ent auditor thereon. 2. To re-elect Mr. Ma Donghui as an executive Director. 3. To re-elect Mr. Li Xiang as an executive Director. 4. To re-elect Mr. Li Tie as an executive Director. 5. To re-elect Mr. Zhao Hongqiang as an independent non-executive Director. 6. To authorize the Board to fix the remuneration of the Directors of the Company. 7. To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution. 8. To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution. 9. To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company. 10. To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023. SPECIAL RESOLUTION 11. To approve the adoption of the sixth amended and restated memorandum and arti-cles of association of the Company as the new memorandum and articles of asso-ciation of the Company in substitution for, and to the exclusion of, the fifth amended and restated memorandum and articles of association of the Company with imme-diate effect after the close of the AGM, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the sixth amended and restated memorandum and articles of association. FOR AGAINST